EXHIBIT 99.5

CONSENT OF ERIC CHAPMAN

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.

the use of my name, Eric Chapman, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated effective August 31, 2016, as amended January 30, 2017 (the “Caylloma Report”), evaluating the Caylloma Property of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico” dated effective August 20, 2016, as amended January 30, 2017, evaluating the San Jose Property of the Company (together with the Caylloma Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2016 filed with the United States Securities and Exchange Commission;

2.

the use of my name, Eric Chapman, and reference to my name, and the technical information relating to the updated Mineral Resource estimates for the Caylloma Mine and the San Jose Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2016 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2016 filed with the United States Securities and Exchange Commission; and

3.

the use of my name, Eric Chapman, and reference to my name, and the technical information contained in the Annual Information Form of the Company for the year ended December 31, 2016 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2016 filed with the United States Securities and Exchange Commission.

Dated: May 15, 2017

“Eric N. Chapman”

Eric N. Chapman, P.Geo., C. Geol. (FGS)